UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Guerrilla RF, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

40162G203
(CUSIP Number)

Alvin M. Bodford
AMB Investments LLC
1501 Highwoods Boulevard, Suite 302
Greensboro NC 27410
336-900-2401
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMB Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,410,905
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,410,905

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,905
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.12%
14.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alvin M. Bodford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,410,905
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,410,905

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,905
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.12%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

This amended and restated Schedule 13D (this “Schedule 13D”) relates to the common stock ($.0001 par value) of Guerrilla RF, Inc. (the “Common Stock”).  Guerrilla RF, Inc. (the “Issuer”) is a Delaware corporation with its principal office located at 2000 Pisgah Church Road, Greensboro, NC 27455.

Item 2.  Identity and Background.

(a), (f) This Schedule 13D is filed by:

(i) AMB Investments LLC, a North Carolina limited liability company (“AMB Investments”); and

(ii) Mr. Alvin M. Bodford, a United States citizen (together with AMB Investments, the “Reporting Persons”).

AMB Investments is the holder of record of approximately 14.12% of the Issuer’s outstanding shares of Common Stock based on 9,952,372 shares of Common Stock outstanding and 40,000 Warrants (defined below) owned by AMB Investments as of March 28, 2024.  Mr. Bodford is the Manager of AMB Investments with sole voting and investment control over the securities.

(b) The address of the business office of each of the Reporting Persons is 1501 Highwoods Boulevard, Suite 302, Greensboro, NC 27410.

(c) AMB Investments is engaged in the business of investing in real estate development, early stage companies and various other private and public companies and funds. The present principal occupation of Mr. Bodford is as Manager of AMB Investments.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On March 28, 2024, AMB Investments acquired 40,000 units in a private placement (“Private Placement”), with each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at a price of $2.50 per share (a “Warrant”), i.e., 40,000 shares of Common Stock and 40,000 Warrants.

Also on March 28, 2024, in conjunction with the Private Placement, the Issuer issued an additional 606,293 shares of Common Stock and Warrants to purchase 606,293 shares of Common Stock in exchange for $860,000 of convertible debt and $650,000 of outstanding deferred interest.

Except as described above, the Reporting Persons have not acquired or disposed of any shares of Common Stock over which they have voting or dispositive power. As disclosed in the Form 4 filed by Mr. Bodford on April 1, 2024, AMB Investments has a pecuniary interest in 500,000 shares of the Common Stock owned by Salem Investment Partners V, Limited Partnership; however, neither Reporting Person has voting or dispositive power over such shares and therefore they are not included in this Schedule 13D.

As a result of the above-referenced changes in the number of shares of Common Stock outstanding, the Reporting Persons’ beneficial ownership has decreased as a percentage.

Item 4.  Purpose of Transaction.

The purpose of the Private Placement was to raise additional capital to fund the ongoing operations of the Issuer.

As a result of the above-mentioned transactions, the Reporting Persons currently beneficially own 14.12% of the Issuer’s outstanding shares of Common Stock.

The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by AMB Investments at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The information set forth on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) The Reporting Persons may be deemed to beneficially own 1,410,905 shares of Common Stock (comprising 1,370,905 shares of Common Stock and 40,000 Warrants), which represents approximately 14.12% of the outstanding shares of Common Stock, including the Warrants owned by AMB Investments.

The percentage of beneficial ownership in this Schedule 13D is based upon a total of 9,952,372 shares of Common Stock outstanding and 40,000 Warrants owned by AMB Investments as of March 28, 2024.

Mr. Bodford (as the Manager of AMB Investments with sole voting and investment control over the securities) may be deemed to be the beneficial owner of the securities beneficially owned directly by AMB Investments.

(c) Other than as described herein, none of the Reporting Persons has engaged in any transactions in shares of Common Stock during the 60 days preceding the date of this report.

(d) No one other than the Reporting Persons, or the member of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

Registration Rights Agreement

In connection with the Private Placement, AMB Investments entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 30 days after the final closing of the Private Placement for purposes of registering the resale of the Shares. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 90 days after the closing of the Private Placement, and to maintain the effectiveness of the registration statement for a period of one year or until the Shares registered thereunder have been sold in accordance with the registration statement or Rule 144 promulgated under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the Registration Rights Agreement filed with the Securities and Exchange Commission as Exhibit 10.4 to the Issuer’s Form 8-K filed on April 1, 2024 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMB INVESTMENTS LLC

/s/ Alvin M. Bodford
Alvin M. Bodford

Manager
Title

April 1, 2024
Date

ALVIN M. BODFORD

/s/ Alvin M. Bodford
Alvin M. Bodford

April 1, 2024
Date